Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except for Ratios	2008	2007
Fixed charges:
Interest expense, including amortization of debt discount	$128	$120
Portion of rentals representing an interest factor	59	58
Total fixed charges	$187	$178
Earnings available for fixed charges:
Net income	$531	$446
Equity earnings net of distribution	(17)	(16)
Income taxes	291	257
Fixed charges	187	178
Earnings available for fixed charges	$992	$865
Ratio of earnings to fixed charges	5.3	4.9